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REGISTRANT'S NAME OJSC Ordzhonikidze Ore Mining & Processing Enterprise

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DATE: 3/3/05

«Утверждаю»

Председатель Правления
ОАО «ОГОК»
Постоловский В.В.

1293-2(b)#: 82-34664

Годовой отчет
Annual report
2002

Открытого Акционерного Общества
"Орджоникидзевский горно-обогатительный комбинат"

ARLS
12-31-02

Open Joint Stock Company
"Ordzhonikidzevskiy GOK"

г. Орджоникидзе

1. КРАТКАЯ ИСТОРИЯ ПРЕДПРИЯТИЯ

Орджоникидзевский горно-обогатительный комбинат разрабатывает западную часть Никопольского марганцевого месторождения. Это одно из наиболее крупных в мире предприятий по добыче и переработке марганцевой руды. Комбинату принадлежит приоритетная роль в условиях освоения технологии открытых горных работ, рекультивации земель и охраны природы.



В.А. Домгер

Открытие в 1886 г. промышленного месторождения марганцевой руды стало началом истории развития Орджоникидзевского горно-обогатительного комбината.

Честь открытия Никопольского марганцевого бассейна принадлежит русскому горному инженеру В.А. Домгеру, который в июле 1883 г. обнаружил у берегов реки Соленой, притока реки Базавлук, выходы марганцевой руды на дневную поверхность.

В июле 1885 г. здесь была заложена первая штольня "Надежда", показавшая наличие больших запасов высококачественной марганцевой руды. В декабре 1885 г. начал работать первый рудник "Покровские марганцевые копи", а в 1901 г. добыча марганцевой руды составила 2 млн. пудов.



Шахта №1 Покровских марганцевых копий Никополь-Мариупольского горного и металлургического общества. 1905 г.

Большие прибыли, получаемые от продажи никопольской руды, и все увеличивавшийся спрос на нее способствовали интенсивному притоку в этот район русского и иностранного капитала. Значительные средства, затрачиваемые на разведку, привели к открытию новых залежей не только в западной, но и в восточной части бассейна, к активной их эксплуатации.

В начале 1900-х годов добычу марганцевой руды в бассейне вели уже 9 акционерных обществ и частных предпринимателей.

Наибольшего развития в дореволюционные годы бассейн достиг в 1913 г. В период промышленного бума было добыто 252,7 тыс. т руды.

В 1934 г. был создан рудник им. С. Орджоникидзе, а через год введены в действие шахты № 1,2,3,4, обогатительная фабрика и проложена железная дорога к станции Чертомлык. Перед войной рудник добывал 30 % руды всего бассейна.

Сразу после освобождение края от фашистской оккупации – 4 февраля 1944 г. – началось возрождение рудника. В этом же году были восстановлены все шахты и завершено строительство новой шахты, введена в действие обогатительная фабрика. Годовая добыча руды в те годы составляла более 60 тыс. т.



Роторный экскаватор роторного комплекса ОАО «ОГОК».

До 1952 г. марганцевая руда добывалась только подземным способом. В 1952 г. впервые в Никопольском бассейне с вводом в строй Богдановского карьера стали применять добычу руды открытым способом.

С 1963 г. на карьерах комбината стали применять вскрышные комплексы непрерывного действия в составе роторных экскаваторов производительностью от 1000 до 5000 м кб/ч, отвалообразователей, транспортно-отвальных мостов, забойных передаточных и отвальных конвейеров производительностью от 1500 до 7500 м кб/ч (в разрыхленной массе).



Чкаловский карьер № 1 открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат». 2003 год.

В 1964 г. на основе рудника был создан трест «Орджоникидземарганец», который в 1970 г. был переименован в Орджоникидзевский горно-обогатительный комбинат.

В 1995 году предприятие было реорганизовано в открытое акционерное общество «Орджоникидзевский горно-обогатительный комбинат».

24 января 1997 года состоялось первое общее собрание акционеров.

Став открытым акционерным обществом, комбинат приобрел больше самостоятельности в выборе рынков сбыта продукции, в ценовой политике, а также улучшил свою техническую базу за счет инвестиционных средств.

2. МИССИЯ И ЦЕЛИ ПРЕДПРИЯТИЯ

Миссия ОАО «Орджоникидзевский ГОК» состоит в завоевании лидирующих позиций на украинских и мировых рынках марганецсодержащей продукции, путем увеличения объемов производства и экспорта, поиска новых рынков сбыта.

Наши цели:

1. Увеличение объемов производства предприятия
2. Внедрение новых технологических процессов производства
3. Улучшение производственных и финансовых показателей предприятия
4. Повышение профессионализма работников
5. Удовлетворение социально-экономических запросов трудового коллектива и акционеров предприятия.

3. ОСНОВНЫЕ ВИДЫ ВЫПУСКАЕМОЙ ПРОДУКЦИИ И ИХ ОПИСАНИЕ

Основными видами продукции и услуг открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» является производство марганцевого концентрата и марганцевого агломерата, ремонт промышленного оборудования, устройств и приборов, производство хозяйственно-керамических изделий, облицовочных материалов из природного камня.

Основные виды продукции, выпускаемой ОАО «ОГОК»:

Окисный марганцевый концентрат, крупность 0-50 мм:

1 сорт - содержание Mn не менее 43%

1 Б сорт - содержание Mn не менее 41%

2 сорт - содержание Mn не менее 34%

Карбонатный марганцевый концентрат, крупность 0-50 мм и 0-200 мм:

1 сорт - содержание Mn не менее 26%

Агломерат марганцевый:

Марка АМ-2 - содержание Mn не менее 40%

Кроме марганцевой руды в карьерах комбината попутно добывается суглинок для строительства дамб хвостохранилищ и известняк-ракушечник для производства флюса, который применяется в процессе агломерации и для производства цемента.

4. ПЕРЕЧЕНЬ ДОСТИЖЕНИЙ ПРЕДПРИЯТИЯ

Сегодня ОАО «ОГОК» - это предприятие с огромным природно-геологическим и техническим потенциалом. В составе комбината работают карьеры, которые обеспечены высокопродуктивным горно-транспортным оборудованием отечественного и импортного производства, позволяя ежегодно вырабатывать до 200 миллионов метров кубических горной массы.

Занимаясь добычей и переработкой марганцевых руд на Украине (Никопольский бассейн) Орджоникидзевский горно-обогатительный комбинат стал крупнейшим в мире предприятием по выпуску марганцевого концентрата и агломерата для ферросплавных и металлургических заводов, которые обеспечивают не только предприятия Украины, но и экспортируют свою продукцию в страны дальнего и ближнего зарубежья.


200
150
100
50
0
2000
2001
2002
Динамика производства марганцевого агломерата за 2000-2002 гг., тыс. т.

Динамика производства марганцевого агломерата за период с 2000 г. по 2002 г. показывает процесс увеличения объемов производства марганцевого агломерата. Производство марганцевого агломерата увеличилось с 60,5 тыс. т. в 2001 г. до 181,4 тыс. т. в 2002 г., что составило около 300 %.

За особый вклад в укрепление потенциала индустриальных регионов, обеспечение выпуска конкурентноспособной металлургической продукции, высокий профессионализм, повышение объемов и эффективности производства работники комбината по итогам 2002 года были награждены орденами «За заслуги III степени», им присвоены звания «Заслуженный металлург», «Заслуженный работник промышленности Украины».

Открытое акционерное общество «Орджоникидзевский горно-обогатительный комбинат» стало победителем в областном конкурсе на звание «Лучший работодатель 2002 г.».

5. ОРГАНИЗАЦИОННАЯ СТРУКТУРА

В действующую структуру открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» входят следующие функциональные направления:

- производственное направление;
- направление по коммерции и финансам;
- направление по кадрам, организации работы, заработной платы и работе с акционерами;
- направление снабжения;
- направление бухгалтерского учета и контроля
- направление социальных вопросов.

Производственное направление осуществляет вскрышные и добычные работы, производство основных видов марганцевой продукции, марганцевого концентрата и агломерата, железорудного агломерата, добычу сопутствующих видов продукции. К направлению снабжения относятся цеха, связанные с обеспечением производства товароматериальными ценностями.

Функциональные направления (по коммерции и финансам; по кадрам, организации работы, заработной платы и работе с акционерами; бухгалтерского учета и контроля) осуществляют обеспечение финансовыми, трудовыми и материальными ресурсами производственный процесс, выполняют контрольные управленческие функции, а также занимаются сбытом готовой продукции.

Организационная структура управления ОАО «ОГОК»


Председатель правления
Заместитель председателя правления по снабжению и ремонтам
Заместитель председателя правления по социальным вопросам
Заместитель председателя правления по управлению персоналом
Первый заместитель председателя правления - главный инженер
Заместитель председателя правления по научно-технической политике
Заместитель председателя правления по коммерции и финансам
Главный бухгалтер
9 отделов
2 отдела
4 отдела
12 отделов 4 лаборатории
1 отдел
6 отделов
9 отделов и бюро
1 вспомогательный цех
8 вспомогательных цехов
7 карьеров, 3 фабрики, 2 транспортных цеха, 9 вспомогательных цехов
1 вспомогательный цех

Действующая организационная структура управления имеет свои характерные особенности, соответствующие крупным производственным предприятиям. Достоинством такой организационной структуры является наличие линейной зависимости и четкое соответствие распределения ответственности.

6. КОЛИЧЕСТВО РАБОТНИКОВ ПРЕДПРИЯТИЯ

Менеджеры ОАО «ОГОК» составляют 8% общей численности работников. Руководящее звено предприятия – высококвалифицированные специалисты, имеющие высшее образование и значительный опыт работы – 5 - 10 лет.

Характеристика промышленно-производственного персонала на ОАО «ОГОК» в 2002 г.

Категории работников	В % от численности.
Руководители	8
Специалисты	11
Рабочие	79
Служащие	2

Численность работников комбината в 2002 гг.

Показатель	Ед. изм.	2001 г.	2002 г.
Списочная численность работников	Человек	7090	7016
В том числе работников промышленно-производственного персонала	Человек	6330	6299

Уменьшение численности связанно с вопросами оптимизации технологического процесса и организационной структуры, а также с перераспределением численности работников среди цехов комбината.

Образовательная структура персонала ОАО «ОГОК» за 2001- 2002 г.

Уровень образования	В % от численности.	
	2001 г.	2002 г.
Начальное	0,06	0,03
Неполное среднее	1,74	1,47
Среднее	62,0	61,6
Среднее специальное	21,8	22,4
Высшее	14,4	14,5

7. ОПИСАНИЕ ОРГАНОВ УПРАВЛЕНИЯ ПРЕДПРИЯТИЯ

Органами управления комбината являются общее собрание акционеров, наблюдательный совет и правление Общества.

Высшим органом управления ОАО «ОГОК» является общее собрание акционеров, которое формирует наблюдательный совет, ревизионную комиссию и правление комбината.

Общее собрание проводится в порядке, определенном законодательством Украины, Уставом комбината, Положением "Об общем собрании акционеров". Голосование на общем собрании ведется по принципу: одна акция - один голос.

Наблюдательный совет является органом Общества, который представляет интересы акционеров в период между проведением общих собраний и в пределах своей компетенции контролирует и регулирует деятельность исполнительного органа Общества.

Оперативное управление предприятием осуществляется правлением - исполнительным органом Общества. Председатель правления обеспечивает общее управление производством и экономикой комбината, а его заместители решают конкретные вопросы в соответствии с их функциональными обязанностями с помощью подчиненных им подразделений.

Ревизионная комиссия осуществляет контроль за финансово-хозяйственной деятельностью исполнительного органа Общества.

8. ПЛАНОВАЯ МОЩНОСТЬ И ЗАГРУЗКА

Орджоникидзевский горно-обогатительный комбинат является ведущим предприятием Украины и бывшего Советского Союза по добыче и переработке марганцевых руд и обеспечивающий сырьем ферросплавные и металлургические заводы. По производству марганцевого агломерата Орджоникидзевский горно-обогатительный комбинат единственный на Украине.

В 90-е годы объем производства товарного марганцевого концентрата по ОГОКу составлял 3800 тыс.т, 47 % объема производства концентрата бывшего Советского Союза и 54 % по Украине. Производство марганцевого агломерата было на уровне 420 тыс.т.

С момента приобретения Украиной независимости, производство продукции ОГОКом было переориентировано исходя из потребности внутреннего рынка и экспорта. В 1995 году предприятием была установлена оптимальная мощность по производству марганцевой продукции:

- марганцевого концентрата	2 000 тыс.т
- марганцевого агломерата	450 тыс.т
- сырой руды	6 000 тыс.т

Загрузка производственных мощностей в каждом конкретном году определяется количеством марганецсодержащего сырья, на который были заключены договора с потребителями.

В 2002 году загрузка производственных мощностей ОАО "ОГОК» составила:

- марганцевого концентрата	1658,4 тыс.т	(82,9 %)
- марганцевого агломерата	181,4 тыс.т	(40,3 %)
- сырой руды	4097,0 тыс.т	(68,3 %)

9. ОСНОВНЫЕ ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ ПРЕДПРИЯТИЯ

Технологический процесс производства основных видов продукции на комбинате состоит из следующих этапов:

1. Вскрышные работы осуществляется 8 роторными комплексами и 42 шагающими экскаваторами.
2. Добыча сырой руды осуществляется 62 экскаваторами типа «прямая лопата».
3. Обогащение марганцевых руд производится на двух обогатительных фабриках
4. Производство марганцевого агломерата осуществляется на агломерационной фабрике.

Основные производственные показатели предприятия в натуральном выражении:

Показатели	Ед. изм.	2002г.
Марганцевый концентрат, валовый	тыс.т	1 658,4
в т.ч. высшие сорта	тыс.т	356,8
бессортный окисный	тыс.т	1 330,8
карбонатный	тыс.т	327,6
Марганцевый концентрат, товарный	тыс.т	1 391,8
Марганцевый агломерат	тыс.т	181,4
Добыча марганцевой руды	тыс.т	4 097,0
Вскрышные работы	тыс.м3	68 996

10. ДОЛЯ ПРЕДПРИЯТИЯ НА УКРАИНСКОМ И МИРОВОМ РЫНКЕ

Ресурсы марганцевых руд, выявленные в 56 странах мира составляют около 17,3 млрд. тн., в том числе подтвержденные запасы оцениваются в 5,2 млрд. тн.

Запасы Украины сконцентрированы в едином Никопольском марганцеворудном бассейне и составляют 42,3 % общемировых подтвержденных запасов. ОГОК разрабатывает западную часть этого месторождения и его доля на мировом рынке составляет порядка 7%.

Доля ОАО «ОГОК» на внутреннем рынке марганецсодержащего сырья в 2002 году составляла около 60%.

11. ОБЪЕМЫ РЕАЛИЗАЦИИ В НАТУРАЛЬНОМ И ДЕНЕЖНОМ ВЫРАЖЕНИИ

В 2002 году ОАО «ОГОК» реализовал марганцевого концентрата 1 388 тыс. тн. на сумму 155 358,8 тыс. грн., а также марганцевого агломерата 181,0 тыс. тн. на 41 505 тыс. грн.

12. ПЕРЕЧЕНЬ ОСНОВНЫХ ПОТРЕБИТЕЛЕЙ ПРОДУКЦИИ НА ВНУТРЕННЕМ РЫНКЕ И ИХ ДОЛЯ В ОБЩЕМ ОБЪЕМЕ РЕАЛИЗАЦИИ

На внутреннем рынке ОАО «ОГОК» производил отгрузку через крупных трейдеров с которыми заключены долгосрочные договора.

Всего на предприятия Украины в 2002 году отгружено 1 419,7 тыс. тн. марганецсодержащей продукции, что составило 90,5% от общего объема реализации.

Основные потребители на внутреннем рынке следующие:

а) Никопольский завод ферросплавов 1 111,0 тыс. тн. или 70,6% от общего объёма реализации;

б) Краматорский металлургический завод 237,4 тыс. тн. или 15,1% от общего объема реализации;

в) Запорожский завод ферросплавов 37,6 тыс. тн или 2,4% от общего объема реализации;

г) Металлургический комбинат «Азовсталь» 15,6 тыс. тн или 1,0% от общего объема реализации.

13. ДОЛЯ ЭКСПОРТА ПРЕДПРИЯТИЯ, ПЕРЕЧЕНЬ СТРАН ПОТРЕБИТЕЛЕЙ И ИХ ДОЛЯ В ОБЩЕМ ОБЪЕМЕ ЭКСПОРТА

На внешний рынок ОАО «ОГОК» также производит отгрузку через трейдеров у которых есть возможность производить отгрузку на экспорт через морские порты.

Всего на экспорт в 2002 году было отгружено 149,7 тыс. тн. марганецсодержащей продукции, что составило 9,5% от общего объема реализации, в том числе:

а) Румыния 141,8 тыс. тн или 94,7% от общего объема экспорта;

б) Россия 6,9 тыс. тн или 4,6%;

в) Польша 1,0 тыс. тн или 0,7%.

14. КОНТАКТНАЯ ИНФОРМАЦИЯ

Адрес предприятия: Украина, 53300, Днепропетровская область, город Орджоникидзе, улица Калинина, дом 11.

Телефон: (38 05667) 44688

Факс: (38 05667) 44043

E-mail: common@ordgok.com

Auditing firm
"COWPERWOOD" Ltd
15a Gogolya str.
Dniepropetrovsk, 49044, UKRAINE
tel. (0562) 37-19-76, 47-83-98
fax (0562) 47-16-36
http://www.cowperwood.dnepr.net
E-mail: root@cowperwood.dnepr.net

[redacted]

Товариство з обмеженою відповідальністю
аудиторська фірма "КАУПЕРВУД"
Україна, 49044, м. Дніпропетровськ
вул. Гоголя, 15а, 5 поверх
тел. (0562) 37-19-76, 47-83-98
факс (0562) 47-16-36
http://www.cowperwood.dnepr.net
E-mail: root@cowperwood.dnepr.net

Голові правління
ВАТ "Орджонікідзевський
гірничо-збагачувальний комбінат"
пану Постоловському В.В.

Аудиторський висновок
незалежної аудиторської фірми "КАУПЕРВУД"
про достовірність фінансової звітності
відкритого акціонерного товариства
"Орджонікідзевський гірничо-збагачувальний комбінат"
та його фінансовий стан на 31.12.2002 р.

м. Дніпропетровськ   10 лютого 2003 р.

Аудиторська перевірка фінансової звітності ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" (Додатки до аудиторського висновку 1, 2, 3, 4, 5) здійснювалась товариством з обмеженою відповідальністю аудиторською фірмою "КАУПЕРВУД" (свідоцтво про внесення в Реєстр суб'єктів аудиторської діяльності № 0031, видане Рішенням Аудиторської палати України № 98 від 26.01.2001 р.) згідно договору про надання аудиторських послуг № № 89 від 22.04.2002 р., укладеному між ТОВ АФ "КАУПЕРВУД" та ВАТ "ОГЗК".

Юридична адреса ТОВ АФ "КАУПЕРВУД": 49044, м. Дніпропетровськ, вул. Гоголя, 15-а; тел./факс: 47-83-98, 370-19-76, 47-16-36.

В проведенні аудиторської перевірки приймали участь: аудитор Галасюк Валерій Вікторович (сертифікат аудитора серії А № 000067, виданий рішенням Аудиторської палати України № 8 от 23.12.1993 р., продовжений рішенням АПУ № 115 від 31.10.2002 р., дійсний до 31.10.2007 р.), аудитор Коновалова Олена Олександрівна (сертифікат аудитора серії А № 002258, виданий рішенням Аудиторської палати України № 10 від 24 травня 1995 р., продовжений рішенням АПУ № 76 від 26.03.1999 р., дійсний до 26.03.2004 р.), аудитор Нікітін Микола Юхимович (сертифікат аудитора серії А № 003547, виданий рішенням Аудиторської палати України № 72 від 03.12.98 р., продовжений рішенням АПУ № 76 від 29.11.2002 р., дійсний до 29.11.2007 р.), аудитор Хвостенко Сергій Григорович (сертифікат аудитора серії А № 004632, виданий рішенням АПУ № 100 від 30.03.2001 р.), бухгалтер-експерт Кірейцев Генадій Леонидович, бухгалтер-експерт Сілкіна Ірина Олексіївна, консультант Даценко Вікторія Григорівна.

Перевірка проводилась у м. Орджонікідзе та м. Дніпропетровську з 22 квітня 2002 р. по 10 лютого 2003 р.

Аудиторська перевірка була проведена у відповідності з вимогами Рішення Державної комісії з цінних паперів та фондового ринку № 5 від 25.01.2001, Законом України "Про аудиторську діяльність" від 22.04.93 р. № 3125-XII, Національними нормативами аудиту в Україні, Законом України "Про бухгалтерській облік та фінансову звітність в Україні" від 16.07.99 р. № 996-XIV, національними Положеннями (стандартами) бухгалтерського обліку та іншими законодавчими актами.

Для аудиторської перевірки була надана інформація про фінансово-господарську діяльність ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" за період з 01.01.2002 р. по 31.12.2002 р. Відповідальність за достовірність та повноту наданої аудиторам інформації несе керівництво ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат". До наших обов'язків входить підготовка висновку за наслідками аудиторської перевірки.

Перевірка спланована та здійснена нами у відповідності до національних нормативів аудиту таким чином, щоб виявити суттєві помилки та порушення, які можуть вплинути на інформацію, яка міститься у фінансовій звітності. Аудитори перевірили, використовуючи тести, інформацію, яка підтверджує цифровий матеріал у фінансовій звітності. Під час аудиторської перевірки були розглянуті використані підприємством бухгалтерські принципи, реальність існування та правильність оцінки активів, власного капіталу та зобов'язань.

Ми вважаємо, що отримали достатні докази того, що фінансові звіти не містять суттєво недостовірної інформації.

В результаті проведення аудиту встановлено:

Відкрите акціонерне товариство "Орджонікідзевський гірничо-збагачувальний комбінат" (ВАТ "ОГЗК"); код за ЄДРПОУ 00190928; місцезнаходження: 53300, м. Орджонікідзе, вул. Калініна, 11; було зареєстровано рішенням № 00190928 виконкому Орджонікідзевської міської Ради народних депутатів 15 грудня 1995 р.

Основними видами діяльності ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" є видобуток, збагачення та реалізація марганцевих руд, марганцевого агломерату.

Засновником товариства є Фонд державного майна України, його частка у статутному фонді підприємства на 31.12.2002 р. відсутня.

Зміни до статуту ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" протягом 2002 р. не вносилися.

Облікова політика ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" в перевіреному періоді зазнала змін в частині нарахування резерву сумнівних боргів. Підприємством використовується План рахунків бухгалтерського обліку активів, капіталу, зобов'язань і господарських операцій підприємств та організацій, затверджений наказом Міністерства фінансів України від 30.11.99 р. № 291.

Облік основних засобів та нематеріальних активів ведеться у відповідності з П(С)БО 7 "Основні засоби" та П(С)БО 8 "Нематеріальні активи".

Облік запасів ведеться у відповідності до вимог П(С)БО 9 "Запаси".

Облік грошових коштів ведеться у відповідності з вимогами законодавчих та нормативних актів.

Облік дебіторської та кредиторської заборгованостей ведеться у відповідності до вимог П(С)БО 10 "Дебіторська заборгованість" та П(С)БО 11 "Зобов'язання".

Відповідно приказу ВАТ "ОГЗК" № 290 від 24.09.2002 р. на підприємстві була проведена інвентаризація майна, дебіторської та кредиторської заборгованос-

тей. Результати інвентаризації відображені адекватно в бухгалтерському обліку ВАТ “ОГЗК”.

В зв'язку з тим, що в господарчому суді розглядаються деякі справи, в яких приймає участь підприємство та які станом на 31.12.2002 р. не закінчено, існує вірогідність того, що суми дебіторської, кредиторської заборгованостей та власного капіталу, що відображені у фінансовій звітності, можуть зазнати змін.

В примітках до фінансової звітності ВАТ “ОГЗК” не була розкрита інформація щодо операцій підприємства з пов'язаними особами.

За виключенням цих обмежень, на підставі проведених аудиторських процедур, вважаємо за можливе підтвердити, що активи, зобов'язання та власний капітал, які наведені у фінансовій звітності, визнані, класифіковані та оцінені у відповідності з П(С)БО; фінансові результати діяльності ВАТ “Орджонікідзевський гірничо-збагачувальний комбінат”, які задекларовані у фінансовій звітності, рух грошових коштів є достовірними та відображені у відповідності до вимог П(С)БО; дані форм звітності мають відповідність між собою; фінансова звітність складена відповідно до вимог Закону України “Про бухгалтерський облік та фінансову звітність в Україні” від 16.07.99 р. № 996-XIV та Положень (стандартів) бухгалтерського обліку на основі дійсних облікових даних та достовірно відображає фактичний фінансовий стан ВАТ “Орджонікідзевський гірничо-збагачувальний комбінат” на 31.12.2002 р. за наслідками операцій з 01.01.2002 р. по 31.12.2002 р.

На підставі отриманих облікових даних здійснено аналіз показників фінансового стану ВАТ “Орджонікідзевський гірничо-збагачувальний комбінат”.

Значення коефіцієнту абсолютної ліквідності на 01.01.2002 р. та 31.12.2002 р. дорівнює нулю. Значення коефіцієнту загальної ліквідності: 2,38 на 01.01.2002 р. та 2,81 на 31.12.2002 р.

Значення коефіцієнту автономії на початок періоду дорівнювало 0,68, на кінець періоду – 0,72; значення коефіцієнту структури капіталу: на початок періоду – 0,48, на кінець – 0,38 (при нормативному значенні менше 1 та позитивній тенденції до зменшення).

Динаміка змін значень коефіцієнтів платоспроможності та фінансової стійкості протягом 2002 року свідчить про ріст платоспроможності й фінансової стійкості підприємства, що відбувся в наслідок збільшення власного капіталу підприємства завдяки проведенню додаткових емісій акцій.

Надлишок власних обігових коштів для покриття запасів та витрат на 01.01.2002 р. становить 195 339,6 тис. грн., на 31.12.2002 р. – 365 300,1 тис. грн.

Діяльність підприємства протягом періоду, що аналізується, була прибутковою. Сума чистого прибутку за період склала 4 250 тис. грн.

В зв'язку з вищенаведеним, загальний фінансовий стан ВАТ “Орджонікідзевський гірничо-збагачувальний комбінат” на 31.12.2002 р. оцінюється нами як стійкий.

Генеральний директор — В.В. Галасюк

Аудитор
(сертифікат аудитора серії А № 003547) — М.Ю. Нікітін

ТОВ аудиторська фірма «КАУПЕРВУД»
Україна, 49027, м. Дніпропетровськ
тел./факс (0562) 47-83-98

Додаток 1
до аудиторського висновку

		КОДИ	
Дата (рік, місяць, число)			01
Підприємство: ВАТ "Орджонікідзевський ГЗК"	за ЄДРПОУ	00190928	
Територія: Україна	за КОАТУУ	1212100000	
Форма власності: колективна	за КФВ	20	
Орган державного управління:	за СПОДУ	7034	
Галузь (вид діяльності): видобуток марганцевих руд	за ЗКГНГ	12112	
Одиниця виміру: тис. грн	за КВЕД	13.20.2	
Адреса: 53300, м. Орджонікідзе, вул. Калініна, 11	Контрольна сума		

Генеральний директор
ТОВ АФ "Каупервуд" Галасюк В.В.

Аудитор Нікітін М.Ю.

Баланс

на 31.12.2002 р.

Форма №1 Код за ДКУД 1801001

АКТИВ	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. НЕОБОРОТНІ АКТИВИ			
Нематеріальні активи:			
залишкова вартість	010	164,0	203,5
первісна вартість	011	295,0	361,8
накопичена амортизація	012	131,0	158,3
Незавершене будівництво	020	16 996,1	22 349,6
Основні засоби:			
залишкова вартість	030	220 495,0	199 441,9
первісна вартість	031	849 231,0	853 986,1
знос	032	628 736,0	654 544,2
Довгострокові фінансові інвестиції:			
які обліковуються за методом участі в капіталі інших підприємств	040	4,0	11,7
інші фінансові інвестиції	045	-	-
Довгострокова дебіторська заборгованість	050	-	41 600,0
Відстрочені податкові активи	060	-	-
Інші необоротні активи	070	-	-
УСЬОГО ЗА РОЗДІЛОМ I	080	237 659,1	263 606,7
II. ОБОРОТНІ АКТИВИ			
Запаси:			
виробничі запаси	100	19 305,9	19 495,6
тварини на вирощуванні та відгодівлі	110	358,0	623,1
незавершене виробництво	120	4 068,0	2 157,6
готова продукція	130	7 942,0	8 197,1
товари	140	221 234,0	35 996,6
Векселі одержані	150	16 401,0	16 400,6
Дебіторська заборгованість за товари, роботи, послуги:			
чиста реалізаційна вартість	160	111 677,8	380 039,7
первісна вартість	161	175 323,4	430 424,2
резерв сумнівних боргів	162	63 645,6	50 384,5
Дебіторська заборгованість за розрахунками:			
з бюджетом	170	143 578,9	43 272,7
за виданими авансами	180	245 096,0	182 484,7
з нарахованих доходів	190	-	-
із внутрішніх розрахунків	200	-	-
Інша поточна дебіторська заборгованість	210	4 292,0	4 227,5
Поточні фінансові інвестиції	220	-	-
Грошові кошти та їх еквіваленти			
в національній валюті	230	212,0	89,5
в іноземній валюті	240	52,0	52,0
Інші оборотні активи	250	1 088,1	6 427,0
УСЬОГО ЗА РОЗДІЛОМ II	260	775 305,7	699 463,7
III. ВИТРАТИ МАЙБУТНІХ ПЕРІОДІВ	270	2 552,0	45,9
БАЛАНС	280	1 015 516,8	963 116,3

ПАСИВ	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. ВЛАСНИЙ КАПІТАЛ			
Статутний капітал	300	368 000,0	368 000,0
Пайовий капітал	310	-	-
Додатковий вкладений капітал	320	-	-
Інший додатковий капітал	330	243 895,2	249 115,4
Резервний капітал	340	15 353,0	16 867,0
Нерозподілений прибуток (непокритий збиток)	350	58 658,4	61 394,4
Неоплачений капітал	360	-	-
Вилучений капітал	370	-	-
УСЬОГО ЗА РОЗДІЛОМ I	380	685 906,6	695 376,8
II. ЗАБЕЗПЕЧЕННЯ НАСТУПНИХ ВИТРАТ І ПЛАТЕЖІВ			
Забезпечення виплат персоналу	400	-	-
Інші забезпечення	410	-	-
Цільове фінансування	420	-	-
УСЬОГО ЗА РОЗДІЛОМ II	430	-	-
III. ДОВГОСТРОКОВІ ЗОБОВ'ЯЗАННЯ			
Довгострокові кредити банків	440	-	-
Інші довгострокові фінансові зобов'язання	450	-	-
Відстрочені податкові зобов'язання	460	1 942,3	18 677,5
Інші довгострокові зобов'язання	470	1 874,0	-
УСЬОГО ЗА РОЗДІЛОМ III	480	3 816,3	18 677,5
IV. ПОТОЧНІ ЗОБОВ'ЯЗАННЯ			
Короткострокові кредити банків	500	-	41 600,0
Поточна заборгованість за довгостроковими зобов'язаннями	510	6 869,6	4 287,0
Векселі видані	520	54 844,0	69 089,3
Кредиторська заборгованість за товари, роботи, послуги	530	233 266,8	40 365,8
Поточні зобов'язання за розрахунками:			
з одержаних авансів	540	2 464,0	153,0
з бюджетом	550	1 992,4	2 954,3
з позабюджетних платежів	560	-	-
зі страхування	570	1 089,9	1 200,3
з оплати праці	580	2 752,0	3 034,2
з учасниками	590	-	-
із внутрішніх розрахунків	600	-	-
Інші поточні зобов'язання	610	22 405,2	86 226,9
УСЬОГО ЗА РОЗДІЛОМ IV	620	325 683,9	248 910,8
V. ДОХОДИ МАЙБУТНІХ ПЕРІОДІВ	630	110,0	151,2
БАЛАНС	640	1 015 516,8	963 116,3

Керівник ______________

Головний бухгалтер ______________

Підприємство: ВАТ "Орджонікідзевський ГЗК"		КОДИ		
	Дата (рік, місяць, число)			01
Підприємство: ВАТ "Орджонікідзевський ГЗК"	за ЄДРПОУ	00190928		
Територія: Україна	за КОАТУУ	1212100000		
Форма власності: колективна	за КФВ	20		
Орган державного управління:	за СПОДУ	7034		
Галузь: видобуток марганцевих руд	за ЗКГНГ	12112		
Одиниця виміру: тис. грн	за КВЕД	13.20.2		
Адреса: 53300, м. Орджонікідзе, вул. Калініна, 11	Контрольна сума			

Генеральний директор ТОВ АФ "Каупервуд" — Галасюк В.В.

Аудитор — Нікітін М.Ю.

ЗВІТ

про фінансові результати

за 2002 р.

Форма №2 Код за ДКУД 1801003

І. ФІНАНСОВІ РЕЗУЛЬТАТИ

Стаття	Код рядка	За звітний період	За попередній період
1	2	3	4
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	010	654 370,00	802 821,00
Податок на додану вартість	015	108 201,20	48 678,60
Акцизний збір	020	-	-
	025	-	-
Інші вирахування з доходу	030	-	8,00
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	035	546 168,80	754 134,40
Собівартість реалізованої продукції (товарів, робіт, послуг)	040	500 201,10	686 076,10
Валовий:			
прибуток	050	45 967,70	68 058,30
збиток	055	-	-
Інші операційні доходи	060	102 778,20	137 457,80
Адміністративні витрати	070	17 894,70	11 974,20
Витрати на збут	080	4 656,80	21 259,00
Інші операційні витрати	090	102 917,60	128 016,90
Фінансові результати від операційної діяльності:			
прибуток	100	23 276,80	44 266,00
збиток	105	-	-
Доход від участі в капіталі	110	-	-
Інші фінансові доходи	120	-	-
Інші доходи	130	381,10	712,00
Фінансові витрати	140	1 902,50	1 851,00
Втрати від участі в капіталі	150	-	-
Інші витрати	160	636,30	1 486,00
Фінансові результати від звичайної діяльності до оподаткування:			
прибуток	170	21 119,10	41 641,00
збиток	175	-	-
Податок на прибуток від звичайної діяльності	180	16 851,10	1 942,40
Фінансові результати від звичайної діяльності:			
прибуток	190	4 268,00	39 698,60
збиток	195	-	-
Надзвичайні:			
доходи	200	-	-
витрати	205	18,00	-
Податки з надзвичайного прибутку	210	-	-
Чистий:			
прибуток	220	4 250,00	39 698,60
збиток	225	-	-

ІІ. ЕЛЕМЕНТИ ОПЕРАЦІЙНИХ ВИТРАТ

Стаття	Код рядка	За звітний період	За попередній період
1	2	3	4
Матеріальні затрати	230	113 427,20	96 757,00
Витрати на оплату праці	240	51448,2	42 389,00
Відрахування на соціальні заходи	250	18 955,30	15 736,00
Амортизація	260	29 272,20	30 817,00
Інші операційні витрати	270	18468,4	48 323,00
Разом	280	231 571,30	234 022,00

ІІІ. РОЗРАХУНОК ПОКАЗНИКІВ ПРИБУТКОВОСТІ АКЦІЙ

Стаття	Код рядка	За звітний період	За попередній період
1	2	3	4
Середньорічна кількість простих акцій	300	1 472 000 000,00	400 822 196,00
Скоригована середньорічна кількість простих акцій	310	1 472 000 000,00	400 822 196,00
Чистий прибуток (збиток) на одну просту акцію	320	0,0000029	0,0000990
Скоригований чистий прибуток (збиток) на одну просту акцію	330	0,0000029	0,0000990
Дивіденди на одну просту акцію	340	-	-

Керівник ____________________

Головний бухгалтер ____________________

Translation from Russian and Ukrainian into English

(signature) ______ *Approved*
Chairman of the Board of
"Ordzhonikidze Ore Mining and Processing Enterprise" OJSC
V. V. Postolovsky

(Seal of "Ordzhonikidze Ore Mining
and Processing Enterprise" OJSC)

ANNUAL REPORT
Year 2002

Open Joint Stock Company
"Ordzhonikidzevskiy GOK"
("Ordzhonikidze Ore Mining and Processing Enterprise" OJSC)

Town of Ordzhonikidze

1. BRIEF HISTORY OF THE ENTERPRISE

Ordzhonikidze Ore Mining and Processing Enterprise is developing the western part of Nikopol manganese deposit. It is one of the largest enterprises engaged in extracting and processing manganese ore in the world. The Plant is given a priority in terms of mastering technologies of open cast mining, land reclamation and protection of nature.

V. A. Domger (photo)

Opening of the industrial manganese ore deposit in 1886 initiated the history of development of Ordzhonikidze Ore Mining and Processing Enterprise.

V. A. Domger, the Russian mining engineer, had the honor to open Nikopol manganese basin, since he discovered daily egress of manganese ore near the banks of Solyonaya river, tributary of Bazavluk, as early as in July 1883.

In July 1885 the first gallery called "Nadezda" ("Hope") featuring large reserves of high-quality manganese ore, was laid here. In December 1885, the first mine called "Pokrovsky Manganese Mines" started working; in 1901 manganese ore output totaled 2 mln. poods (old Russian measure of weight, 1 pood = 16,38 kg).

Mine No.1 of Pokrovsky Manganese Mines working under Nikopol-Mariupol mining and metallurgical society, 1905 (photo)

High profits obtained from selling Nikopol ore, and increasing demand therefor, promoted intensive inflow of Russian and foreign capital into this region. Considerable funds spent for exploration led to discovering new deposits both in the western and eastern parts of the basin, and their active operation.

In the early 1990s, extraction of manganese ore in the basin was conducted by 9 joint-stock companies and private owners.

The year 1913 evidenced the most active development of the basin in pre-revolutionary years. Within the period of industrial boom 252,7 ths. tons of ore were mined.

In 1934 the mine named after S. Ordzhonikidze was put into operation; in one year mines No. 1,2,3,4 and ore processing plant started their operations, and railway to Chertomlyk station was built. Before the war, the mine accounted for 30% of ore output of the basin as a whole.

Just after the liberation of the region from fascist occupation (on February 1944) the mine revival started. The same year all the other mines were restored, and new mine construction completed; processing plant was put into operation as well. Annual ore output then totaled over 60 thousand tons.

Rotary excavator of rotor unit at Ordzhonikidze Ore Mining and Processing Enterprise (photo)

Up to 1952 manganese ore was extracted using underground method only. In 1952 the Nikopol basin pioneered open-cast method, putting Bogdanovsky open-cut mine into service.

Since 1963, the enterprise's mines started using stripping equipment of continuous operation, namely, rotary excavators with output from 1000 to 5000 cub.m/hour, spreaders, conveyor bridges, long wall transfer and stacking conveyors, featuring productivity from 1500 to 7500 cub.m /hour (in loose weight).

Chkalov mine No.1 of the Open joint-stock company Ordzhonikidze Ore Mining and Processing Enterprise, 2003 (photo)

In 1964, "Ordzhonikidzemarganets" trust was founded on the basis of the mine; in 1970 the trust was renamed into Ordzhonikidze Ore Mining and Processing Enterprise.

In 1995 the enterprise was reorganized into Open joint-stock company Ordzhonikidze Ore Mining and Processing Enterprise.

On January 24, 1997 the first general meeting of shareholders was held.

As the open joint-stock company, the enterprise enjoyed more independence in choosing sales markets, in establishing price policy, and improved its technical facilities at the expense of investment resources.

2. MISSION AND OBJECTIVES OF THE ENTERPRISE

Mission of "Ordzhonikidzevskiy GOK" OJSC consists in gaining the leading positions in Ukrainian and world markets of manganese-containing products, through increasing output and export figures, and searching for new sales markets.

Our objectives:

- Increase of the enterprise's output;
- Introduction of new manufacturing methods and production processes;
- Improvement of production and financial indices of the enterprise;
- Raising the level of workers' skill;

• Meeting of social and economic demands of labor collective and shareholders of the enterprise.

3. MAIN KINDS OF PRODUCTS; THEIR DESCRIPTION

Main kinds of products and services of the open joint-stock company "Ordzhonikidze Ore Mining and Processing Enterprise" cover production of manganese concentrate and manganese agglomerate, repair of industrial equipment, devices and instruments, manufacturing of household goods, ceramics, and facing materials of natural stone.

Below listed is the main output of "Ordzhonikidze Ore Mining and Processing Enterprise" OJSC:

Oxide manganese concentrate, featuring size of 0-50 mm:

1 grade – Mn content not less than 43 %

1 Б grade – Mn content not less than 41 %

2 grade – Mn content not less than 34 %

Carbonate manganese concentrate, featuring size of 0-50 mm and 0-200 mm:

1 grade – Mn content not less than 26 %

Manganese agglomerate

AM-2 grade – Mn content not less than 40%

Besides manganese ore, loam for constructing dams of tailing pits and shell rock limestone for producing flux used in agglomeration process and cement production, are simultaneously extracted in the mines of the enterprise.

4. LIST OF ACHIEVEMENTS OF THE ENTERPRISE

Now "Ordzhonikidzevskiy GOK" OJSC is an enterprise with huge natural-and-geological and technical potential. The enterprise operates mines provided with highly efficient mining and transporting equipment of domestic and imported origin, allowing to produce nearly 200 million cubic meters of rock per year.

Being engaged in extraction and processing of manganese ores in Ukraine (Nikopol basin), Ordzhonikidze Ore Mining and Processing Enterprise became the largest enterprise in the world on output of manganese concentrate and agglomerate for ferroalloy and metallurgical plants which provide for supply to Ukrainian enterprises and export their goods to CIS and foreign countries.

Dynamics of manganese agglomerate production for years 2000-2002, ths. tons

Dynamics of manganese agglomerate production for the period since 2000 to 2002 is evidencing the process of increase in manganese agglomerate output. Production of manganese agglomerate increased from 60,5 ths. tons in 2001 to 181,4 ths. tons in 2002, making, namely, as much as 300 %.

For considerable contribution into strengthening potential of the industrial regions, ensuring output of competitive metallurgical products, high professionalism, increase in volumes and efficiency of production, workers of the enterprise, by results of the year 2002, were rewarded with the orders "For Great Services, III degree", and the ranks of Honorable Metallurgist, Honorable Worker of Industry of Ukraine were given to them.

Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company was the winner in the regional competition for the title "The Best Employer-2002".

5. ORGANIZATIONAL STRUCTURE

Existing structure of Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company includes the following functional directions:

- production direction;
- commercial and financial direction;
- direction on personnel, organizational management, wages and work with shareholders;
- logistics;
- book-keeping and control direction;
- social matters' direction.

Production unit is engaged in overburden and mining operations, production of main kinds of manganese output, manganese concentrate and agglomerate, iron ore agglomerate, extraction of accompanying products. This direction includes shops connected with provision of production facilities with inventory holdings.

Functional directions (on commerce and finances, on personnel, organizational management, wages and work with shareholders; book-keeping and control) are engaged in provision of financial resources, workforce and materials for production process; they are carrying out control and management functions, and sales of finished products.

Organizational chart of "Ordzhonikidzevskiy GOK" OJSC


Chairman of the Board
Deputy Chairman of the Board on logistics and repairs
Deputy Chairman of the Board on social matters
Deputy Chairman of the Board on personnel manage-ment
Fist Deputy Chairman of the Board – Chief Engineer
Deputy Chairman of the Board on Scientific and Technical Policy
Deputy Chairman of the Board on commerce and finance
Chief Accoun-tant
9 depart-ments
2 depart-ments
4 depart-ments
12 depart-ments, 4 laboratories
1 depart-ment
6 depart-ments
9 depart-ments and bureaus
1 service shop
8 service shops
7 mines, 3 factories, 2 transport shops, 9 service shops
1 service shop

Existing organizational pattern of management has its distinctive features, corresponding to large production enterprises. Benefit of this organizational structure is availability of linear dependence and strict distribution of responsibility.

6. PERSONNEL OF THE ENTERPRISE

Managers of Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company make up 8% of total number of workers. Management body of the enterprise is represented by highly skilled experts graduated from institutes of higher education and having large operational experience (5-10 years).

Characteristics of industrial and production personnel at Ordzhonikidze Ore Mining and Processing Enterprise OJSC, 2002

Category of workers	***% of total number***
Managers	8
Experts	11
Workers	79
Office employees	2

Number of employees of the enterprise in 2002

Index	*Unit of meas.*	*2001*	*2002*
Employees on payroll	Persons	7090	7016
Including industrial and production personnel	Persons	6330	6299

Decrease in number is connected with the matters of optimization of technological process and organizational structure, and with redistribution of workers among the shops within the enterprise.

Educational structure of staff at Ordzhonikidze Ore Mining and Processing Enterprise OJSC, 2001-2002

Education level	*% of total number*	
	2001	*2002*
Primary education	0,06	0,03
Incomplete secondary education	1,74	1,47
Secondary education	62,0	61,6
Secondary special education	21,8	22,4
Higher education	14,4	14,5

7. DESCRIPTION OF MANAGEMENT BODIES

Management bodies at the enterprise are general meeting of shareholders, supervisory council and board of the Company.

Supreme organ regulating activity of "Ordzhonikidzevskiy GOK" OJSC is general meeting of shareholders, which forms supervisory council, auditing committee, and board of the enterprise.

General meeting is held in the order defined by the Ukrainian legislation, Statute of the enterprise, Regulations titled "On General Meeting of Shareholders". Voting at the general meeting is carried out according to the principle: one share – one vote.

Supervisory council is the organ representing shareholders' interests in the period between general meetings and controlling activity of the executive organ of the Company within its competence.

Operative management of the enterprise is carried out by the Board, the executive organ of the Company. Chairman of the Board ensures general management of production and economy at the plant, and his deputies make specific decisions in accordance with their functional responsibilities with the help of subordinate departments.

Auditing committee is responsible for control over financial and economic activity of the executive organ of the Company.

8. SCHEDULED CAPACITY AND LOAD

Ordzhonikidze Ore Mining and Processing Enterprise is the leading enterprise in Ukraine and former USSR on extracting and processing manganese ores and providing ferroalloy and metallurgical plants with raw materials. As to production of manganese agglomerate, Ordzhonikidze Ore Mining and Processing Enterprise is the unique enterprise in Ukraine.

In nineties, output of marketable manganese concentrate at Ordzhonikidzevskiy GOK totaled 3800 ths. tons, thus making 47% of concentrate output in the former USSR and 54% in Ukraine. Manganese agglomerate production amounted to 420 ths. tons.

Since the date of declaring Ukraine an independent state, production at Ordzhonikidzevskiy GOK was reoriented starting from the demand of home market and export. In 1995, the enterprise established optimal capacity on manufacturing manganese products:

- manganese concentrate	2 000 ths. tons
- manganese agglomerate	450 ths. tons
- crude ore	6 000 ths. tons

Loading of production facilities in each specific year is determined by quantity of manganese-containing raw materials, for which agreements with customers were signed.

In 2002, loading of production facilities at Ordzhonikidzevskiy GOK totaled:

- manganese concentrate	1658,4 ths. tons (82,9 %)
- manganese agglomerate	181,4 ths. tons (40,3 %)
- crude ore	4097,0 ths. tons (68,3 %)

9. MAIN PRODUCTION INDICES OF THE ENTERPRISE

Technological process at the enterprise at to main products consists of the following stages:

1. Overburden operations are executed by 8 rotary excavators and 42 walking excavators.
2. Crude ore is mined by 62 excavators of "straight shovel" type.
3. Concentration of manganese ores is performed at two processing plants.
4. Manganese agglomerate is produced at the agglomeration plant.

Main production indices of the enterprise in natural terms:

Indices	*Unit of meas.*	*2002*
Gross manganese concentrate	Ths. tons	1 658,4
Including high grades	Ths. tons	356,8
Off-grade oxide concentrate	Ths. tons	1 330,8
Carbonate concentrate	Ths. tons	327,6
Marketable manganese concentrate	Ths. tons	1 391,8
Manganese agglomerate	Ths. tons	181,4
Extraction of manganese ore	Ths. tons	4 097,0
Overburden operation	Ths. m3	68 996

10. SHARE OF THE ENTERPRISE IN UKRAINIAN AND WORLD MARKET

Resources of manganese ores, discovered in 56 countries of the world, make up 17,3 bln. tons, including confirmed resources estimated in 5,2 bln. tons.

Resources of Ukraine are concentrated in a single Nikopol manganese ore basin, comprising 42,3 % of confirmed global resources. Ordzhonikidze Ore Mining and Processing Enterprise is developing the western part of this deposit, and its share in the world market makes 7%.

Share of Ordzhonikidzevskiy GOK in domestic market of manganese-containing raw materials in 2002 amounted to nearly 60 %.

11. SALES VOLUMES IN NATURAL AND MONEY TERMS

In 2002 Ordzhonikidzevskiy GOK sold 1 388 ths. tons of manganese concentrate to the amount of UAH 155 358,8 ths., as well as 181,0 ths. tons of manganese agglomerate, accordingly, to the amount of UAH 41 505 ths.

12. MAIN CUSTOMERS IN DOMESTIC MARKET AND THEIR SHARE IN TOTAL SALES VOLUME

In domestic market, Ordzhonikidzevskiy GOK performed deliveries through large traders with which long-term agreements were signed.

Totally, in 2002 the Ukrainian enterprises received 1 419,7 ths. tons of manganese-containing products, making 90,5% of total sales volume.

Below listed are main customers in domestic market:

a) Nikopol Ferroalloy Plant – 1 111,0 ths. tons or 70,6% of total sales volume;
b) Kramatorsky Metallurgical Plant – 237,4 ths. tons or 15,1% of total sales volume;
c) Zaporozhsky Ferroalloy Plant – 37,6 ths. tons or 2,4 % of total sales volume;
d) Azovstal' Metallurgical Plant – 15,6 ths. tons or 1,0 % of total sales volume.

13. EXPORT SHARE OF THE ENTERPRISE, LIST OF CUSTOMER COUNTRIES AND THEIR SHARE IN TOTAL EXPORTS

Ordzhonikidzevskiy GOK also performs deliveries to the foreign market, using services of traders, which have due facilities for exporting through seaports.

Total exports of manganese-containing products in 2002 comprised 149,7 ths. tons, making 9,5% of total sales volume, including:

a) Romania – 141,8 ths. tons or 94,7 % of total exports;
b) Russia – 6,9 ths. tons or 4,6 %;
c) Poland – 1,0 ths. tons or 0,7 %.

14. CONTACT DETAILS

Enterprise's address: 11 Kalinin St., town of Ordzhonikidze, Dnipropetrovs'k region, 53300, Ukraine.

Telephone: (38 05667) 44688

Fax: (38 05667) 44043

E-mail: common@ordgok.com

Auditing firm
"COWPERWOOD" Ltd.
15a Gogolya Str.
Dnipropetrovs'k, 49044, UKRAINE
Tel.: (056) 370-19-76; (0562) 47-83-98
Fax: (0562) 47-16-36
http://www.cowperwood.dnepr.net
E-mail: root@cowperwood.dnepr.net

To the attention of:
Chairman of the Board of
Ordzhonikidze Ore Mining and Processing
Enterprise OJSC
Mr. V. V. Postolovsky

AUDIT REPORT
of the Independent Auditing Firm "Cowperwood" about Validity of Consolidated Financial Statements of Open Joint-Stock Company "Ordzhonikidze Ore Mining and Processing Enterprise" and its Financial Condition as of December 31, 2002

city of Dnipropetrovs'k February 10, 2003

Audit of consolidated financial statements of the Open Joint-Stock Company "Ordzhonikidze Ore Mining and Processing Enterprise" (Appendices 1, 2, 3, 4, 5 to the Audit Report) has been performed by the "COWPERWOOD" Auditing Firm with Limited Liability (Certificate of Registration as the auditing activity subject No. 0031 issued by the decision of the Chamber of Auditing of Ukraine № 98 dated January 26, 2001), in accordance with the agreement on rendering audit services between "COWPERWOOD" AF LLC and OJSC "OGZK" dated 22.04.2002, No. 89.

Legal address of "COWPERWOOD" AF LLC is: 15-a Gogolya St., Dnipropetrovs'k, 49044, tel./fax: 47-83-98, 370-19-76, 47-16-36.

The following persons participated in audit: the auditor Galasiuk Valery Victorovych (auditor's certificate of series A No.000067, issued by the decision of the Chamber of Auditing of Ukraine dated December 23, 1993, No.8, and prolonged by the decision of the Chamber of Auditing of Ukraine dated October 31, 2002, No.115, valid till October 31, 2007), the auditor Konovalova Olena Olexandrivna (auditor's certificate of series A No.002258, issued by the decision of the Chamber of Auditing of Ukraine dated May 24, 1995, No.10, and prolonged by the decision of the Chamber of Auditing of Ukraine dated March 26, 1999, No.76, valid till March 26, 2004), the auditor Nikitin Mykola Yukhymovych (auditor's certificate of series A No.003547, issued by the decision of the Chamber of Auditing of Ukraine dated December 03, 1998, No.72, and prolonged by the decision of the Chamber of Auditing of Ukraine dated November 29, 2002, No.76, valid till November 29, 2007), the auditor Khvostenko Sergiy Grygorovych (auditor's certificate of series A No.004632, issued by the decision of the Chamber of Auditing of Ukraine dated March 30,

2001, No.100), expert accountant Kireytsev Genadiy Leonydovych, expert accountant Silkina Iryna Olexiivna, consultant Datsenko Victoria Grygorivna.

Audit was performed in the town of Ordzhonikidze and in the city of Dnipropetrovs'k from April 22, 2002, till February 10, 2003.

The audit has been conducted in accordance with the requirements of the Resolution of the State Committee for Securities and Stock Market No. 5 of January 25, 2001, the Law of Ukraine "On Audit" No. 3125-XII of April 22, 1993, the National Regulations on Audit in Ukraine, the Law of Ukraine "On Business Accounting and Financial Statements in Ukraine" No. 996-XIV of July 16, 1999, as well as the national Regulations (Standards) of Accounting (RSA) and other legislative acts.

Information on financial and economic activity of Ordzhonikidze Ore Mining and Processing Enterprise OJSC was presented for audit, for the period from 01.01.2002 till 31.12.2002. Management of Ordzhonikidze Ore Mining and Processing Enterprise OJSC is responsible for validity and completeness of information submitted to auditors. Our obligations include drawing an independent conclusion by the audit results.

Audit has been planned and conducted by us in compliance with the national audit standards, in order to reveal essential distortions and errors, which may affect the information contained in the financial statements. Auditors have performed spot checks and verified information proving figures in the financial statements. Accounting principles used by the enterprise, as well as reality of assets existence and correctness of assets', equity and liabilities' evaluation have been examined in the course of audit.

We considered that we obtained sufficient evidence as to absence of essentially invalid information in the financial statements.

As a result of audit, it was established that:

Open joint-stock company "Ordzhonikidze Ore Mining and Processing Enterprise" (OJSC "OGZK"); EDRPOU code: 00190928; location: 11 Kalinin St., Ordzhonikidze, 53300; was registered by the decision No. 00190928 of the Executive Committee of Ordzhonikidze Municipal Council of People's Deputies on December 15, 1995.

The main kinds of activity of Ordzhonikidze Ore Mining and Processing Enterprise OJSC are extracting, dressing, and selling manganese ores, and manganese agglomerate.

Founder of the Company is the Ukrainian State Property Fund; its share in the Authorized Capital of the enterprise as of December 31, 2002 is not available.

Amendments to the Statute of Ordzhonikidze Ore Mining and Processing Enterprise OJSC during the year 2002 were not made.

Accounting policy at Ordzhonikidze Ore Mining and Processing Enterprise OJSC in the period under consideration has undergone changes as regards calculation of bad debt reserve. The enterprise uses a Plan of accounts for business accounting of assets, capital, liabilities and economic operations of enterprises and organizations approved by the order No. 291 of the Ministry of Finances of Ukraine as of November 30, 1999.

Accounting of fixed assets and intangible assets is carried out in accordance with the RSA 7 "Fixed Assets" and RSA 8 "Intangible Assets".

Accounting of stocks in carried out in compliance with RSA 9 "Stocks".

Accounting of cash flows is carried out in accordance with the requirements of legislative and normative acts.

Accounting of accounting receivable and accounting payable is carried out as based on the requirements of RSA 10 "Accounts receivable" and RSA 11 "Liabilities".

In accordance with the order of OJSC "OGZK" No.290 of September 24, 2002, the enterprise carried out stocktaking of property, accounts receivable and accounts payable. Stocktaking results are adequately reflected in the accounting documents of OJSC "OGZK".

Because of the fact that there are cases, which are now considered at the economic court, with the participation of the enterprise, and as of December 31, 2002 these cases are not completed yet, amounts of equity, accounts receivable and accounts payable reflected in the financial statements can probably be changed.

Notes to financial statements of OJSC "OGZK" do not include information on operations of the enterprise with related parties.

With the exception of these limitations, as based on the audit procedures thus conducted, we can confirm that assets, liabilities and equity disclosed in the financial statements are acknowledged, classified and evaluated in accordance with the Regulations (Standards) of Accounting (RSA); financial results of activity of Ordzhonikidze Ore Mining and Processing Enterprise OJSC declared in the financial statements, and cash flow are valid and reflected in accordance with the RSA requirements; information blocks included into reporting forms are in full correspondence with each other; financial statements are drawn up in compliance with the requirements of the Law of Ukraine "On Business Accounting and Financial Statements in Ukraine" No. 996-XIV of July 16, 1999, as well as the Regulations (Standards) of Accounting, on the basis of authentic accounting data, and validly reflect the actual financial condition of Ordzhonikidze Ore Mining and Processing Enterprise OJSC as of December 31, 2002, by results of operations from January 01, 2002 till December 31, 2002.

On the basis of accounting data obtained, analysis of financial indices of Ordzhonikidze Ore Mining and Processing Enterprise OJSC was carried out.

Absolute liquidity ratio as at January 01, 2002 and December 31, 2002 is equal to zero; overall liquidity ratio is: 2,38 as at January 01, 2002 and 2,81 as at December 31, 2002.

Value of autonomy ratio at the beginning of the period was equal to 0,68; at the end of the period it amounted to 0,72; figures for capital structure ratio were, accordingly, 0,48 and 0,38 (at normative value being less than 1, and positive tendency to decrease).

Dynamics of changes in solvency and financial stability ratios during the year 2002 proves growth of solvency and financial stability of the enterprise, due to increase in equity after additional issue of shares.

Excess of own circulating assets to cover reserves and costs is UAH 195 339,6 ths., as of January 01, 2002, and UAH 365 300,1 ths. as of December 31, 2002.

Activity of the enterprise within the period analyzed is considered profitable. Amount of net profit for the period was equal to UAH 4 250 ths.

In connection with above-mentioned facts, we consider general financial condition of Ordzhonikidze Ore Mining and Processing Enterprise OJSC as of December 31, 2002 as stable one.

General Director	*(signature)*	V. V. Galasiuk
Auditor (auditor's certificate of series A No.003547)	*(signature)*	M. Yu. Nikitin

(Seal of "COWPERWOOD" Ltd.)

Appendix 1 to Audit report

		CODES
		01
	Date /year, month, date/	
Enterprise : Ordzhonikidze Ore Mining and Processing Enterprise OJSC	by EDRPOU	00190928
Territory : town of Ordzhonikidze	by KOATUU	1212100000
Property category: collective property	by KFV	20
State management body	by SPODU	7034
Branch: mineral resource industry	by ZKGNG	12112
Kind of economic activity: industrial activity	by KVED	13.20.2
Measurement unit: thous UAH	Check sum	
Address: 11 Kalinin St.		

General Director *(signature)* V. V. Galasiuk

Auditor *(signature)* M. Yu. Nikitin

(Seal of "COWPERWOOD" Ltd.)

BALANCE SHEET
as of December 31, 2002

Form No. 1 Code by DKUD 1801001

ASSETS	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
Residual cost	010	164.0	203.5
Initial cost	011	295.0	361.8
Wear and tear, accumulated	012	131.0	158.3
Construction in progress	020	16 996.1	22 349.6
Fixed assets:			
Residual cost	030	220 495.0	199 441.9
Initial cost	031	849 231.0	853 986.1
Wear and tear	032	628 736.0	654 544.2
Long-term financial investments:			
accounted by the method of share in the capital of other entities	040	4.0	11.7
other financial investments	045	-	-
Long-term accounts receivable	050	-	41600.0
Deferred tax assets	060	-	-
Other non-circulating assets	070	-	-
Total, by the section 1	**080**	**237 659.1**	**263 606.7**
II. Circulating assets			
Stocks :			
Production stocks	100	19 305.9	19 495.6
Animals being raised and fed	110	358.0	623.
Production in progress	120	4 068.0	2 157.6
Finished products	130	7 942.0	8 197.1
Goods	140	221 234.0	35 996.6
Bills received	150	16 401.0	16 400.6
Accounts receivable for goods, works, services:			
net sales cost	160	111 677.8	380 039.7
initial cost	161	175 323.4	430 424.2
bad debt reserve	162	63 645.6	50 384.5
Accounts receivable by settlements:			
with budget	170	143 578.9	43 272.7
on advances given	180	245 096.0	182 484.7
On accrued incomes	190	-	-
On internal settlements	200	-	-
Other current accounts receivable	210	4 292.0	4 227.5
Current financial investments	220	-	-
Money resources and their equivalents:			
in the national currency	230	212.0	89.5
in the foreign currency	240	52.0	52.0
Other circulating assets	250	1 088.1	6 427.0
Total by section II	**260**	**775 305.7**	**699 463.7**
III. Deferrals	**270**	**2 552.0**	**45.9**
Balance	**280**	**1 015 516.8**	**963 116.3**

LIABILITIES	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I. Equity capital			
Authorized capital stock	300	368 000.0	368 000.0
Share capital	310	-	-
Additional laid-down capital	320	-	-
Other additional capital	330	243 895.2	249 115.4
Capital reserves	340	15 353.0	16 867.0
Retained income (outstanding loss)	350	58 658.4	61 394.4
Unpaid capital	360	-	-
Withdrawn capital	370	-	-
Total by section I	**380**	**685 906.6**	**695 376.8**
II. Provision of future costs and payments			
Payments to the staff	400	-	-
Other provisions	410	-	-
	415	-	-
Target financing	420	-	-
Total by section II	**430**	**-**	-
III. Long-term liabilities			
Long-term credits of the banks	440	-	-
Other long-term financial liabilities	450	-	-
Deferred tax liabilities	460	1 942.3	18 677.5
Other long-term liabilities	470	1 874.0	-
Total by section III	**480**	**3 816.3**	**18 677.5**
IV. Current liabilities			
Short-term bank loans	500	-	41 600.0
Current indebtedness by long-term liabilities	510	6 869.6	4 287.0
Bills issued	520	54 844.0	69 089.3
Accounts payable for goods, works, services	530	233 266.8	40 365.8
Current liabilities by settlements:			
on advances given	540	2 464.0	153.0
with budget	550	1 992.4	2 954.3
on off-budget payments	560	-	-
on insurance	570	1 089.9	1 200.3
on labor payment	580	2 752.0	3 034.2
with participants	590	-	-
by internal settlements	600	-	-
Other current liabilities	610	22 405.2	86 226.9
Total by the section IV	620	325 683.9	248 910.8
V. Deferred incomes	630	110.0	151.2
BALANCE	**640**	**1 015 516.8**	**963 116.3**

Director (signature)

Chief Accountant (signature)

(Seal)

Appendix 2 to Audit report

		CODES		
	Date/year, month, date/			01
Enterprise : Ordzhonikidze Ore Mining and Processing Enterprise OJSC	by EDRPOU	00190928		
Territory : town of Ordzhonikidze	by KOATUU	1212100000		
State management body	by SPODU	7034		
Branch: mineral resource industry	by ZKGNG	12112		
Kind of economic activity: industrial activity	by KVED	13.20.2		
Measurement unit: thous UAH	Check sum			

General Director *(signature)* V. V. Galasiuk

Auditor *(signature)* M. Yu. Nikitin

(Seal of "COWPERWOOD" Ltd.)

Report on Financial Results
for the year 2003

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, works, services)	010	654 370.00	802 821.00
Value-added tax	015	108 201.20	48 678.60
Excise tax	020	-	-
	025	-	-
Other deductions from income	030	-	8.00
Net income (proceeds) from sale of products (goods, works, services)	035	546 168.80	754 134.40
Prime cost of the products (goods, works, services) sold	040	500 201.10	686 076.10
Gross:			
profit	050	45 967.70	68 058.30
loss	055	-	-
Other operating incomes	060	102 778.20	137 457.80
Administrative costs	070	17 894.70	11 974.20
Sales costs	080	4 656.80	21 259.00
Other operating costs	090	102 917.60	128 016.90
Financial results from operating activity:			
profit	100	23 276.80	44 266.00
loss	105	-	-
Profit from share in capital	110	-	-
Other financial incomes	120	-	-
Other incomes	130	381.10	712.00
Financial costs	140	1 902.50	1 851.00
Losses from share in capital	150	-	-
Other costs	160	636.30	1 486.00
Financial results from routine activity prior to taxation:			
profit	170	21 119.10	41 641.00
loss	175	-	-
Tax on profit from routine activity	180	16 851.10	1 942.40
Financial results from routine activity:			
profit	190	4 268.00	39 698.60
loss	195	-	-
Extraordinary:			
incomes	200	-	-
costs	205	18.00	-
Taxes on extraordinary profit	210	-	-
Net:			
profit	220	4 250.00	39 698.60
loss	225	-	-

II. ELEMENTS OF OPERATING COSTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	113 427.20	96 757.00
Costs for remuneration of labor	240	51 448.20	42 389.00
Deductions for social measures	250	18 955.30	15 736.00
Depreciation	260	29 272.20	30 817.00
Other operating costs	270	18 468.40	48 323.00
Total	280	231 571.30	234 022.00

III. CALCULATION OF INDICES OF SHARES PROFITABILITY

Item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	1 472 000 000,00	400 822 196,00
Adjusted average annual quantity of ordinary shares	310	1 472 000 000,00	400 822 196,00
Net profit (loss) due on one ordinary share	320	0,0000029	0,0000990
Adjusted net profit (loss) due on one ordinary share	330	0,0000029	0,0000990
Dividends per one ordinary share	340	-	-

Director (signature)

Chief Accountant (signature)

(Seal)

It is hereby certified that the above is a true translation of the original document in the Russian and Ukrainian languages.
Head of Translations Department of Dnipropetrovs'k Chamber of Commerce and Industry

S.G. Bezkorovainiy